Exhibit 12.1
INTEL CORPORATION
STATEMENT SETTING FORTH THE COMPUTATION
OF RATIOS OF EARNINGS TO FIXED CHARGES
(Dollars in Millions)

	Six Months Ended
	June 26,	June 27,
	2010	2009
Earnings[1]	$5,403	$709

Adjustments:
Add — Fixed charges	95	56
Subtract — Capitalized interest	(68)	(29)

Earnings and fixed charges (net of capitalized interest)	$5,430	$736

Fixed charges:
Interest[2]	$—	$1
Capitalized interest	68	29
Estimated interest component of rental expense	27	26

Total	$95	$56

Ratio of earnings before taxes and fixed charges, to fixed charges	57	13

[1]	After adjustments required by Item 503 (d) of the U.S. Securities and Exchange Regulation S-K.

[2]	Interest within provision for taxes on the consolidated condensed statements of operations is not included.